LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

March 20, 2025
FILED VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Listed Funds Trust (the “Trust”)
(File Nos.: 333-215588 and 811-23226)

Dear Sir or Madam:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Company on behalf of its series listed in Appendix A below (the “Existing Funds”), is a Preliminary Proxy Statement on Schedule 14A. The purpose of the proxy statement is a request for shareholders to consider and approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of each Fund into to twelve newly created series of Elevation Series Trust (“EST”) (Reg. Nos. 333-265972 and 811-23812) (the “New Funds”) (the “Reorganizations”).

Please note the Trust does not believe that the shares to be issued in the Reorganizations are required to be registered under the Securities Act of 1933 (“1933 Act”) and therefore no Form N-14 registration statement need be filed.

Form N-14 provides for registration of securities under the 1933 Act to be issued in: (i) a transaction of the type specified in Rule 145(a) under the 1933 Act ("Rule 145(a) transaction"); (ii) a merger in which a vote or consent of the security holders of the company being acquired is not required under applicable state law; (iii) an exchange offer for securities of the issuer or another person; (iv) a public reoffering or resale of any securities acquired in an offering registered on Form N-14; or (v) two or more of the transactions listed in items (i) through (iv). It is the Trust’s position that the Reorganizations are not Rule 145(a) transactions, nor do they fall within the other enumerated circumstances.

Rule 145 under the 1933 Act generally requires the registration of securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets. However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the 1933 Act only when a plan or agreement is submitted to shareholders pursuant to which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” (Emphasis added).

Shareholders of the Existing Funds are not being asked to make a new investment decision in connection with their consideration of whether to approve each Reorganization. As described in the Proxy Statement, if the Reorganizations are approved, continuity of shareholder investment expectations will be maintained because the investment objectives, principal investment strategies and risks of the New Funds are identical to those of the Existing Funds. Moreover, the portfolio manager currently providing investment advice to the Existing Funds will be responsible for providing investment advice to the New Funds after the Reorganizations are consummated. Further, the Reorganizations do not involve the combination of existing funds with existing assets, shareholders and operating histories. Rather, prior to the Reorganizations, the New Funds will have had no assets or operating history and simply will serve as a shell into which the Existing Funds will be reorganized and all of their assets transferred. Upon consummation of the Reorganizations, the New Funds will assume the accounting and performance history of the Existing Funds. At the effective time of the Reorganizations, the number of shares to be issued by the Existing Funds in connection with the Reorganizations will be the same as the number of shares owned by the Existing Funds shareholders and the net asset value of the New Fund's shares will be the same as the net asset value of the Existing Fund's shares. Thus, shares of each New Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of each Existing Fund. Moreover, a condition precedent to the Reorganizations will be receipt by the Trust and Elevation Series Trust of an opinion of counsel to the effect that the Reorganizations will not result in the recognition of any gain or loss for federal income tax purposes to the Existing Funds, the New Funds or the shareholders of the Existing Funds.

Even if the Reorganizations were treated as a Rule 145(a) transaction, it is the Trust’s belief that the exception provided by Rule 145(a)(2) is available. Rule 145(a)(2) provides that a merger, consolidation or similar plan or acquisition solely involving a change in domicile is not subject to the registration requirements of the 1933 Act. The "change in domicile" exception to the registration requirements of Rule 145 was carved out to preserve the "no-sale" theory previously embodied in Rule 133 for reorganizations effected to change an issuer's domicile. Over the years, the scope of the "change in domicile" exception contained in Rule 145(a)(2) has grown significantly through liberal construction of the Rule by the Staff, recognizing that various changes in a fund's management and policies might be made incident to a reorganization. These interpretations recognize that no sound policy reason dictates anything more than a proxy statement, in such reorganizations, as a means of informing shareholders and gaining their approval as required by applicable state or federal law. For example, the Staff has taken "no action" positions in a number of cases involving corporate reorganizations without any change in domicile.1 In some instances, these corporate reorganizations have been accompanied by unrelated changes in fund structure or manner of investment.2 The policies underlying Rule 145(a)(2) have been applied broadly by the Staff to exempt from registration transactions in which there is a change in domicile and it is accompanied by "incidental" changes in legal form, structure and voting arrangements.3 Rule 145(a)(2) has also been interpreted to permit changes in domicile with accompanying management and structural changes that go beyond those "incidental" to a change in domicile.4 Finally, the Staff’s interpretive release on Rule 145 indicates that the exemption contained in Rule 145(a)(2) would be applicable to a change in domicile effected by way of a merger in which the surviving corporation would have a broader corporate purpose provision, where a new class of preferred stock was to be authorized, and where preemptive and cumulative voting rights were to be eliminated by the merger.5
1 See, e.g., Lazard Freres Institutional Fund, Inc. (pub avail. Feb. 26, 1987) (reorganization of three Maryland corporations into newly-created shell series of two existing Maryland corporations); Massachusetts Financial Development Fund, Inc. (pub. avail. Jan. 10, 1985) (reorganization of five Massachusetts business corporations into Massachusetts business trusts).
2 See, e.g., Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984) (reorganizations from two Massachusetts corporations to Massachusetts business trusts with proposed changes in investment objectives and fundamental investment restrictions).
3 See, e.g., Frank Russell Investment Company (pub. avail. Dec. 3, 1984) (reorganization of Maryland corporation into Massachusetts business trust); John Hancock Bond Fund, Inc. (pub. avail. Nov. 29, 1984) (reorganization of Maryland and Delaware corporations into Massachusetts business trusts); United Gold Shares, Inc. (pub. avail. Sept. 17, 1984) (reorganization of Texas corporation with one series of common shares and Maryland corporation with five series of common shares into Massachusetts business trust with eight series of shares, including two newly-created series of shares).
4 See, e.g., PEMCO (pub. avail. May 31, 1988) (reorganization of New York limited partnership into Maryland corporation where the directors of the successor corporation were different persons from the general partners of the predecessor partnership, new investment policies, restrictions and operations were introduced, and the custodian and independent certified accountants were changed); Aetna Variable Fund, Inc. (pub. avail. Jan 23, 1984) (reorganization of three Maryland corporations into Massachusetts business trusts where changes would be made to “standardize” the advisory, distribution, custodian and transfer agent agreements among the three new entities, and the new advisory agreements would effect changes requiring the payment of certain expenses by the new trusts rather than by the adviser, resulting in an 10 - 15 basis point increase in fund expenses).
5 See Illustration II(b) in Securities Act Release No. 5463 (Feb. 28, 1974) (the “Release”).

The Reorganizations are merely a combination of the types of changes addressed in the Release and in previous no-action requests. All material information necessary to make an informed judgment about the Reorganizations will be contained in the Proxy Statement to be furnished to the Existing Funds’ shareholders in soliciting their approval. Such information will include, among other things, a description of Elevation Series Trust, a discussion of the effect (or lack thereof) of the Reorganizations on the investment strategy and fee structure of the Existing Funds and a description of Clough and its role with the New Funds post-Reorganization. Finally, it is important to note that a post-effective amendment relating to the offering of the New Funds shares has been filed SEC.6 The Reorganizations will not be consummated before the registration of the offering is effective. Further, the Existing Funds shareholders will receive, along with their Proxy Statement, a preliminary prospectus for the corresponding New Funds.

In conclusion, the shares of the New Funds to be distributed to the shareholders of the Existing Funds will represent, in effect, a continuation of the same interests that were represented by the shares of the Existing Funds, and thus need not be registered under the 1933 Act.

If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

Enclosures

Appendix A

TrueShares Active Yield ETF
TrueShares Eagle Global Renewable Energy Income ETF
TrueShares Technology, AI, & Deep Learning ETF
Opal Dividend Income ETF
RiverNorth Patriot ETF
RiverNorth Enhanced Pre-Merger SPAC ETF
6 See Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of Elevation Series Trust, which was filed with the SEC pursuant to Rule 485(a) under the 1933 Act on September 18, 2024.